UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      August 15, 2006

Ms. Rachel Ben-Nun, Chief Executive Officer
Organitech USA, Inc.
P.O. Box 700
Yoqneam 20692, Israel



      Re:	Organitech USA, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
      Filed July 26, 2006
		File No. 333-134027

		Form 10-KSB/A1 for the fiscal year ended December 31,
2005
		Filed July 26, 2006
		File No. 0-22151



Dear Ms. Ben-Nun:

      We have reviewed your response letter dated July 25, 2006, the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form SB-2/A1 Filed on July 26, 2006

Financial Statements, page 50
1. Please update the financial information included in the document to comply with Item 310(g) of Regulation S-B.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations,
page 16

Controls and Procedures, page 27
2. We have read your response to prior comment seven and note that you have revised your disclosure to indicate that your disclosure controls and procedures are generally effective as of the end of the period covered by your report. Please disclose definitively whether your disclosure controls were effective or were not effective as of
December 31, 2005. If you conclude that your disclosure controls and procedures were not effective due to the presence of material weaknesses, please disclose each material weakness identified, the impact these weaknesses had on your financial reporting and control environment and the steps you are taking to remediate the weaknesses.
This comment also applies to your disclosure of controls and procedures included in your Form 10-QSB for the interim periods ended
March 31, 2006 and June 30, 2006.

Financial Statements

Note 12 - Convertible Loans, page F-25
3. We note that you issued an additional 200,000 shares of common stock to Gali in May 2005 as payment for additional financing expenses. In addition, we note that you reduced additional paid in capital for the par value of the shares issued. It does not appear that you have reflected this additional expense on your consolidated statement of operations for the year ended December 31, 2005. Please explain to us how you have reflected the payment of these financing expenses in your financial statements. Within your response please cite the authoritative accounting literature you believe supports your treatment for these expenses.





Note 14- Share Capital, page 32

N. Private Placement in Public Entity ("PIPE"), page F-35
4. We note your disclosure at Note 12B in which you state the promissory note due to Clal was converted on March 2, 2005. In addition, we note that in 2005 and 2006 you issued common stock and warrants to Clal and received gross proceeds totaling $1,000,000. Please explain to us how you reflected these transactions in your financial statements. In this regard, it does not appear that you have reflected the issuance of any common shares to Clal in you statements of stockholders equity.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3685 with any other questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	T. Towner
	J. Gallagher
      C. Moncada-Terry

      VIA FACSIMILE
      Adrian Daniels
      Yigan Arnon & Co.
      972-3-608-7714

Ms. Rachel Ben-Nun
Organitech USA, Inc.
August 15, 2006
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